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Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5 www.napalladium.com

For Immediate Release	Symbols: TSX—PDL
October 18, 2007	AMEX—PAL

North American Palladium Reports Continued Improvement in
Production Results for the Third Quarter 2007

Highlights for the Quarter

  •
  Palladium production in the third quarter was 69,283 oz, an increase of 15.9% over Q3 last year, at an average mill feed grade of 2.24 g/t compared to last year's Q3 production of 59,756 oz at a grade of 2.20 g/t. Year-to-date palladium production has increased 30.9% versus a year ago.

  •
  By-product metal production in the third quarter increased to 5,946 oz of platinum, 5,125 oz of gold, 734,144 lbs of nickel and 1,411,770 lbs of copper, all increases versus last year ranging from 6.0% to 18.8%.

  •
  In total, 1,308,007 tonnes of ore were processed during the quarter for an average of 14,217 tonnes per day at a palladium recovery rate of 73.8%, compared to 1,164,029 tonnes for an average of 12,652 per day at a recovery rate of 72.7% processed in the same quarter last year.

  •
  Spot palladium prices in the third quarter averaged US $349 per oz compared to US $324 per oz for the same period in 2006.

Results of Operations

Toronto, Ontario — In the third quarter of 2007, the Company's Lac des Iles mine produced 69,283 oz of palladium compared to 59,756 oz produced in the third quarter of 2006 and 66,651 oz in the second quarter of this year. This marks the seventh consecutive quarter of improved production year-over-year reflecting higher recoveries, increased grade and increased tonnage. The average palladium mill feed grade improved slightly to 2.24 g/t compared to 2.20 g/t palladium in the third quarter of last year.

By-product metal production posted similar gains during the quarter with the following year-over-year percentage increases — platinum: +6.0%; gold: +18.8%; nickel: +18.2%; and copper +11.9%.

Mr. Jim Excell, President and CEO said "We are pleased with our continued operational advancements and the increase in tonnage being processed at our Lac des Iles mine. We anticipate that our total palladium production for 2007 will be approximately 285,000 ounces, which reflects a slight reduction of 2% from our previous forecast."

In total 1,308,007 tonnes of ore were processed during the quarter for an average of 14,217 tonnes per day at a palladium recovery rate of 73.8%. This compares to 1,164,029 tonnes or 12,652 tonnes per day at a recovery of 72.7% in the same period last year and 1,244,067 tonnes or 13,671 tonnes per day at a recovery of 73.5% in the second quarter of this year.

Operating results for the nine months ended September 30, 2007 saw a 30.9% increase in palladium production over the comparable period last year to 214,739 oz while the average recovery rate for the same period has climbed to 74.7% compared to 72.8% over the same period in 2006. By-product metal production for the nine months increased for all commodities, as highlighted in the table below.

	2007		2006
	Q3	9 Mos	Q3	9 Mos
Palladium
Ore Milled (tpd)	14,217	14,068	12,652	12,422
Head Grade (%)	2.24	2.33	2.20	2.07
Recovery (%)	73.8	74.7	72.7	72.8
Production (oz)	69,283	214,739	59,756	164,097
By-Product Metals
Platinum (oz)	5,946	18,713	5,612	15,796
Gold (oz)	5,125	14,756	4,313	12,128
Nickel (lbs)	734,144	2,262,625	621,287	1,856,600
Copper (lbs)	1,411,770	4,092,367	1,261,765	3,734,137

Spot palladium prices in the third quarter averaged US $349 per oz compared to US $324 per oz for the same period in 2006. Palladium's recent increase in price from a low in the summer of 2007 of $320 per oz to the current $371 per oz reflects the strong and rising demand for the commodity that we have seen throughout 2007. North American Palladium continues to pursue a non-hedging policy for its primary metal, palladium, as well as for all of its by-product metals.

North American Palladium is Canada's foremost primary producer of palladium. The Company's core palladium business at the Lac des Iles mine is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals. The Company continues to pursue three development projects: the Offset High Grade Zone at its Lac des Iles mine, the Shebandowan Project, located approximately 100 kilometers from the mine, and the Arctic Platinum Project in Finland.

Please visit www.napalladium.com for further information on North American Palladium.

For further information, please contact:

Jim Excell
President and Chief Executive Officer
Tel: (416) 360-7971 Ext. 223
Email: jexcell@napalladium.com

Linda Armstrong
Director, Investor Relations
Tel: (416) 360-7971 Ext. 226
Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including information as to future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in strong demand and prices for palladium and by-product metals; the integrated operation of the company's underground mine and the open pit mine remain viable operationally and economically; financing will be available on reasonable terms; blended mill feed head grade and mill performance will proceed as expected; mine plan scenarios will be viable; and exploration and development work will proceed as expected. The company cautions the reader that forward-looking statements involve risks and uncertainties that may cause the actual results or performance of North American Palladium to be materially different from estimated results or performance expressed or implied and that the forward-looking statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan; availability and costs associated with mining inputs and labour; the speculative nature of exploration and development; and other risks associated with the mining business. These factors are discussed in greater detail in the company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

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